UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: September 2024

Commission file number: 001-36578

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ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

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14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Annual General Meeting of Shareholders

On September 11, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that it will hold its Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) on Thursday, October 31, 2024, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. Copies of the notice and proxy statement and the related proxy card are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

Exhibit No.
99.1	Enlivex Therapeutics Ltd. Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on October 31, 2024.
99.2	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)
By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: September 11, 2024

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